AB
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SECURITI

13026084

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2012 (MM/DD/YY) AND ENDING June 30, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VFG Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Corporate Pointe, Suite 382
(No. and Street)

Culver City, (City) CA (State) 92030-7612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Bryce Vanclef 310-410-8341 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
9/11/13

OATH OR AFFIRMATION

I, Jason Bryce Vanclef, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VFG Securities, Inc., as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

TUAN NGO
COMM. #1981188
Notary Public - California
Los Angeles County
My Comm. Expires June 7, 2016

Signature

PRES.
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

State of California)

County of Los Angeles)

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

On 8/22/13 before me, TUAN NGO,
(here insert name and title of the officer)

personally appeared JASON VANCLEF

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature]

TUAN NGO
COMM. #1981188
Notary Public - California
Los Angeles County
My Comm. Expires June 7, 2016

(Seal)

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this acknowledgment to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The preceding Certificate of Acknowledgment is attached to a document titled/for the purpose of Annual Audit VFG Securities / Advisors,

containing 2 pages, and dated 8/22/13.

The signer(s) capacity or authority is/are as:

- ☐ Individual(s)
- ☐ Attorney-in-Fact
- ☒ Corporate Officer(s) JASON VANCLEF
  President / CEO
  Title(s)
- ☐ Guardian/Conservator
- ☐ Partner - Limited/General
- ☐ Trustee(s)
- ☐ Other:

representing:
Name(s) of Person(s) or Entity(ies) Signer is Representing

Additional Information

Method of Signer Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:
Page # Entry #

Notary contact:

Other

☐ Additional Signer(s) ☐ Signer(s) Thumbprint(s)

☐ Annual Audit

VFG Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2013

Contents

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net
PCAOB # 3621

Independent Auditor's Report

Board of Directors
VFG Securities, Inc.
Culver City, CA 92030-7612

I have audited the accompanying statement of financial condition of VFG Securities, Inc., as of June 30, 2013 and related statements of income (loss), changes in stockholder's equity, and changes in financial condition for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VFG Securities, Inc. as of June 30, 2013, and the results of its operations and its changes in financial position for the year ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the basic financial statements as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, CA
August 19, 2013

VFG Securities, Inc.
Statement of Financial Condition
June 30, 2013

Assets

Cash and cash equivalents		$ 77,424
Deposit with clearing organization		25,000
Due from affiliate		350
Due from parent		119
Commissions receivable		229,512
Note receivable from officer		250,000
Interest receivable from officer		4,152
Prepaid expenses and deposits		17,490
Total Assets		$ 604,047

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses		$ 48,884
Commissions payable		206,123
Deferred rent		8,885
Salaries and wages payable		1,817
Total Liabilities		265,709
Stockholder's equity		
Common stock, no par value, 200 shares authorized 200 shares issued and outstanding	$ 56,871	
Additional paid-in capital	906,426	
Retained earnings (deficit)	(624,959)	338,338
Total liabilities and stockholder's equity		$ 604,047

The accompanying notes are an integral part of these financial statements.

VFG Securities, Inc.
Statement of Income (Loss)
For the Year Ended June 30, 2013

Revenues	
Commissions	$ 2,733,432
Marketing Fee - Due Diligence Income	276,492
Interest income	10,620
Other income	79,390
Total Revenues	3,099,934
Expenses	
Commissions	2,428,188
Clearing fees	11,710
Computer	23,857
Insurance	23,189
Management fees	80,000
Office	4,348
Postage and delivery	6,248
Professional fees	211,307
Rent and parking	35,595
Refund of commissions earned	75,259
Salaries, wages and related	150,079
SIPC fees	13,013
Taxes - other	10,887
Travel and entertainment	23,695
All other	38,153
Total Expenses	3,135,528
Net income (loss) before income tax provision	(35,594)
Income tax provision	3,698
Net Income (Loss)	$ (39,292)

The accompanying notes are an integral part of these financial statements.

VFG Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2013

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, June 30, 2012	$ 56,871	$ 906,426	$ (585,667)	$ 377,630
Net Income (loss)			(39,292)	(39,292)
Balance, June 30, 2013	$ 56,871	$ 906,426	$ (624,959)	$ 338,338

The accompanying notes are an integral part of these financial statements.

VFG Securities, Inc.
Statement of Changes in Financial Condition
For the Year Ended June 30, 2013

Cash Flows from operating activities:	
Net income (loss)	$ (39,292)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
(Increase) decrease in assets:	
Deposit with clearing organization	-
Due from affiliate	(10,123)
Due from parent	(119)
Commissions receivable	(50,419)
Note receivable from officer	10,000
Interest receivable from officer	2,534
Prepaid arbitration	(4,152)
Prepaid expenses	(9,431)
Increase (decrease) in liabilities:	
Accrued expenses	31,657
Commissions payable	63,841
Deferred rent	8,885
Income taxes payable	(7,980)
Net cash provided in operating activities	(4,599)
Cash Flows from Investing Activities:	-
Cash Flows from Financing Activities:	-
Net increase in cash	(4,599)
Cash at beginning of year	82,023
Cash at end of year	$ 77,424
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 13,262

The accompanying notes are an integral part of these financial statements.

VFG Securities, Inc.
Notes to Financial Statements
June 30, 2013

Note 1 – Organization and Nature of Business

VFG Securities, Inc. (the "Company") was founded on June 18, 1984 in the State of New York under the name of International Business Securities, Inc. On September 11, 2009, the Company changed ownership and its name to VFG Securities, Inc. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Vanclef Financial Group, Inc. (the "Parent"), and is affiliated through common ownership with VFG Advisors, Inc.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Broker or dealer selling variable life insurance or annuities
- Broker or dealer selling oil and gas interest
- Private placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned – Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 2 – Significant Accounting Policies (continued)

Revenue Recognition - The Company recognizes revenue upon rendering of services. Advisory fees are billed at the beginning of each quarter; a portion is either deferred or accrued depending on the timing of the billing.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Statement of Changes in Financial Condition - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Note 3 - Fair Value (continued)

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2013.

Fair Value Measurements on a Recurring Basis
As of June 30, 2013

	Level 1	Level 2	Level 3
Assets			
Cash	$ 77,424	$ -	$ -
Clearing deposits	$ 25,000	$ -	$ -

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at June 30, 2013, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 18,542	$0

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 5 – Note Receivable from Officer

On March 10, 2010 the Company entered into an agreement to lend a principal sum of $260,000 to one of its officers. The loan is at the applicable Federal Mid-Term Rate of 4.26% pursuant to Section 1274 of the Internal Revenue Code. According to this agreement, interest only shall be due and payable on a monthly basis beginning May 1, 2010, with the final payment in the amount necessary to pay all principal and interest then outstanding and due on April 1, 2040. For the year ended June 30, 2013 the Company earned a total of $10,602 in interest income on this loan, the loan balance was $250,000 at June 30, 2013 and interest receivable was $4,152.

Note 6 – Related Party Transactions

The Company and the Parent (Vanclef Financial Group, Inc.) share personnel, office space, and various other administrative expenses. All costs incurred for such shared expenses are paid by the Parent and reimbursed by the Company in accordance with an administrative services agreement. For the year ended June 30, 2013 total expenses allocated from the Parent were $219,476, which are reflected as employee compensation and benefits, and occupancy on the Statement of Income. In addition, VFG Securities, Inc. paid $80,000 in management fees to Parent.

Receivable from Affiliate was $350 and from Parent $119 at June 30, 2013.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 7- Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 8 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2013, the Company had net capital of $42,838 which was $25,123 in excess of its required net capital of $5,000. The Company's net capital ratio was 6.20 to 1.

Note 9 - Income Taxes

Corporations

Income tax expense (benefit) included in the statement of operations as determined in accordance with FASB ASC 740 are as follows:

Federal	$ -
California	800
New Jersey	759
Texas	2,139
Total income tax expense	$ 3,698

Note 10– Exemption (k) (2) (ii) from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 11 – Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $25,000. The clearing broker deposit at June 30, 2013 was $25,000.

Note 12 – Litigation

As a result of a Colorado Division of Securities investigation, charges and allegations had been filed against VFG Securities, VFG Advisors and one of their former representatives. VFG Securities reached an out-of-court agreement with the Division of Securities for the State of Colorado and agreed to withdraw its securities license in Colorado for a period of 36 months pending approval from the State of Colorado indicating that all requirements of the settlement have been met. In addition, on August 2, 2012 the Colorado Division of Securities approved the agreement's accounting, confirming VFG Securities required a reimbursement amount of $75,259 to its Colorado customers. Payment was made during the year ending June 30, 2013 and treated as a 2013 expense.

Vanclef Financial Group (the "Parent") entered into an agreement to sell VFG Securities and VFG Advisors (the "Affiliate") to an unaffiliated entity on January 11, 2013. The agreement was terminated August 21, 2013. There are no known litigations or related contingent liabilities associated with the termination as of the date of this report.

Note 13 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end June 30, 2013 through August 19, 2013, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

See Note 12 for additional subsequent event information.

VFG Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
June 30, 2013

Computation of net capital	
Stockholder's equity	$338,338
Nonallowable assets	
Non Allowable AR	(23,389)
Due from affiliates and parent	(469)
Prepaid arbitration fee	(4,152)
Prepaid expenses	(17,490)
Note receivable from officer	(250,000)
Net capital	$ 42,838
Computation of net capital requirements	
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$ 17,714
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above)	$ 17,714
Excess net capital	$ 25,123
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 16,267
Computation of Aggregate Indebtedness	
Total liabilities	$265,709
Aggregate indebtedness to net capital	6.20

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 61,924
Variance -	
Accrued expenses - increase	(19,086)
Net Capital per Audited Report	$ 42,838

The accompanying notes are an integral part of these financial statements.

VFG Securities, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2013

A computation of reserve requirement is not applicable to VFG Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

VFG Securities, Inc.
Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of June 30, 2013

Information relating to possession or control requirements is not applicable to VFG Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net
PCAOB # 3621

Part II
Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
VFG Securities, Inc.
Culver City, CA 92030-7612

In planning and performing my audit of the financial statements of VFG Securities, Inc. (the Company), as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously. However, I noted that not all professional fees were accrued on the books at year end.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
August 19, 2013

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net
PCAOB # 3621

Part III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e) (4)

To the Board of Directors
VFG Securities, Inc.
Culver City, CA 92030-7612

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2013, which were agreed to by VFG Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating VFG Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). VFG Securities, Inc.'s management is responsible for VFG Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2013, noting minor differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

Board of Directors
VFG Securities, Inc.
Page 2

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
August 19, 2013